

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

     Re: **Daniels Corporate Advisory Company, Inc.**
              Amendment No. 11 to Registration Statement on Form S-1
              Filed April 5, 2012
              File No. 333-169128

Dear Mr. Viola:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please provide updated financial statements in your next amendment. Refer to Rule 8-08 of Regulation S-X.

Business, page 21

Need For Our Services, page 23

3. You indicate that there are no provisions in the exclusive agreements prohibiting any client from "entering the corporate strategy consulting business." Please clarify whether your exclusive agreements prohibit your clients from obtaining the contracted services from another party.

4. We note your response to comment 6 of our comment letter dated March 27, 2012 that "in the opinion of management, these personal, built over decades by Mr. Viola, are more valuable than any formal contract relationship." Please revise to clarify the purpose of you "purchasing" the exclusive right agreements if your personal relationships are considered sufficient.

Selling Stockholders, page 38

5. We note your revision in response to comment 8 that certain persons are "believed" to have voting or investment control of certain shares. Please revise to unequivocally identify the persons or explain your basis for just disclosing your belief related to share ownership. Please refer to Question 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Attachment A, page 50

6. Please revise the letter to clarify that the liability provisions under the Securities Act of 1933 will apply to the persons selling your shares and identify the fixed price that the shares need to be sold at.

7.   You indicate that you will indemnify persons that will be selling your shares. Please revise to clarify the significance of such indemnification in light of your current financial status.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm